Filed Pursuant to Rule 433

Registration No. 333-130196

Pricing Term Sheet

June 27, 2006

Chesapeake Energy Corporation

Common Stock

The following information supplements the Preliminary Prospectus Supplement, dated June 26, 2006, filed pursuant to Rule 433, Registration Statement No. 333-130196.

Title of securities:	Common Stock

Symbol:	CHK

Total number of shares offered:	25,000,000 shares

Common stock outstanding after this offering:	422,573,842 shares

Greenshoe option:	3,750,000 shares; option to purchase additional shares from Chesapeake Energy Corporation. If the underwriters exercise their option to purchase additional shares in full, the total number of shares of common stock offered will be 28,750,000, and the total number of shares of our common stock outstanding after this offering will be 426,323,842.

Public offering price:	$29.05 per share

Net proceeds of the common stock offering after all offering expenses and underwriters’ discount:	$698,765,625

Use of proceeds:	We expect the net proceeds from the sale of 25,000,000 shares in this offering to be approximately $698.8 million, after deducting underwriters’ discounts and the estimated expenses of the offering payable by us. If the underwriters exercise their option to purchase additional shares in full, we expect to receive net proceeds of approximately $803.6 million. We intend to use the net proceeds from this offering, together with approximately $483.0 million in expected net proceeds from our pending public offering of senior notes and $484.8 million in expected net proceeds from our pending public offering of preferred stock (assuming no exercise of the underwriters’ option to purchase additional shares), to fund the purchase of our pending acquisitions and to pay related fees and expenses. The balance of net proceeds will be used to repay borrowings under our revolving bank credit facility and for general corporate purposes, including funding our pending acreage acquisition in the Delaware Basin of West Texas, our pending drilling company acquisition and other possible future acquisitions.

Underwriters’ discount:	3.75%

Certain pro forma information:

As a result of increasing the total number of shares of common stock offered in this offering from 20,000,000 to 25,000,000 shares (without giving effect to the greenshoe option), the following pro forma information (as of March 31, 2006) has been revised as follows:

On a pro forma basis to reflect the exchanges of common stock for outstanding preferred stock on June 2, 2006, the consummation of this offering, the consummation of our pending public offerings of senior notes and preferred stock and the application of net proceeds from this offering and our pending offerings of senior notes and preferred stock to fund our pending acquisitions and to pay related fees and expenses (dollars in thousands):

•       Cash and cash equivalents: $328,757

•       Common Stock, $0.01 par value, 500,000,000 shares authorized, 387,352,930 shares issued and outstanding (422,573,842 shares pro forma): $4,226

•       Paid-in capital: $4,763,321

•       Total stockholders’ equity: $8,546,339

•       Total capitalization: $14,914,584

On a pro forma basis for this offering and our pending offering of preferred stock, we have increased our shareholder’ equity by $8.8 billion from December 31, 1998 through March 31, 2006.

On a pro forma basis for our pending public offerings of preferred stock and senior notes, our recently completed preferred stock exchanges and this offering, our debt to total capitalization ratio as of March 31, 2006, would be 43%.

Trade date:	June 27, 2006

Settlement date:	June 30, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526.

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